July 12, 2024

Michael J. Bilerman
Chief Financial Officer
Tanger Inc.
3200 Northline Avenue
Suite 360
Greensboro, NC 27408

       Re: Tanger Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 21, 2024
           File No. 001-11986
Dear Michael J. Bilerman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction